CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                    Perth Western Australia 6000
                                   PO Box 5643 St George's Terrace Perth Western
                                                                  Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com

DATE:                January 17, 2007

TO:                  Tracie Towner
                     United States Securities and Exchange Commission Division of Corporation Finance
                     (Tel) 202-551-3744 (Fax) 202-772-9368

RE: CityView Corporation Limited's 2005 20-F for Fiscal Year Ended December 31, 2005

Number of pages including cover sheet:  62

Dear Tracie,

In response to your fax dated January 5, 2007 and in answer to queries 2 and 3, I have included a detailed amendment to note 26 item (b) on page 54 of the 20-F. Further, to the second part of query 3 and mentioned in note 26 item (b) the figures are recorded separately in the consolidated entity and as one figure in the parent entity however the total values are the same, this is the only difference between the consolidated and the parent entity.
The standard in Australia is to report both the parent and consolidated entities financial statements.

Included in the attached are the following documents:

1. Amended 20-F. (61 pages)

Item 1 above is currently with Edgar Services, LLC as well as this fax correspondence dated January 17, 2007. Edgar Services, LLC will EDGARize the documents.

Thank you for returning my call today and as discussed I have faxed the documents to you for your reference.

Any correspondence may be addressed to myself Paul Williams by email at info@cityviewcorp.com or direct paulw@cityviewcorp.com or by (Tel) 61-8-9226 4788 or (Fax) 61-8-9226 4799

Regards

/s/ Paul Williams
-------------------
    Paul Williams